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                         Filed by Alamosa Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

                                Subject Company:
                           Alamosa PCS Holdings, Inc.
                          Commission File No. 005-58523

      The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities
    Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: failure to satisfy the conditions to closing the acquisitions or financings described in the following communications; costs related to the acquisitions; the risk that the acquisitions will not be integrated successfully; delays in network construction and launch; increases in network construction costs; Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with Alamosa; change in population; increased competition in Alamosa's markets; and adverse changes in financial position, condition or results of operations. For a detailed discussion of cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa' Prospectuses filed on February 4, 2000, its Form 10-K for the year ended December 31, 1999 and in subsequent filings with the Securities and Exchange Commission.


        INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS TO BE FILED BY ALAMOSA PCS HOLDINGS,
  INC. AND ALAMOSA HOLDINGS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE BUSINESS COMBINATION TRANSACTIONS REFERENCED IN THE FOLLOWING
    INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alamosa PCS Holdings, Inc. and Alamosa
     Holdings, Inc. at the Securities and Exchange Commission's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained free of charge by directing such request to
   Alamosa PCS Holdings, Inc., Attn: Chief Financial Officer, 4403 Brownfield
                         Highway, Lubbock, Texas 79407.

         On July 31, 2000, Alamosa PCS Holdings, Inc. announced that it signed definitive agreements to merge two Sprint PCS affiliates, Roberts Wireless Communications, LLC and Washington Oregon Wireless, LLC into its operations.

                   THE FOLLOWING IS A DESCRIPTION OF A CHART
                           ALAMOSA PCS HOLDINGS, INC.
                  HAS MADE AVAILABLE TO REQUESTING INVESTORS.

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                                 Corporate Structure              [Alamosa logo]

Chart of corporate structure of Alamosa Holdings, Inc., Alamosa PCS Holdings, Inc., Alamosa PCS Inc., Alamosa Operations, Inc., Alamosa Sub I, and Roberts and WOW, indicating Borrower and Guarantor of Bank Debt.

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